Exhibit (e)(1)

Excerpts from WCI Communities, Inc.’s Preliminary Proxy Statement of Schedule 14A relating to the 2007 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 5, 2007

INFORMATION ON DIRECTOR COMPENSATION

Directors who are employees of WCI receive no remuneration for serving as directors.

The Board of Directors of WCI, upon the recommendation of the Executive Compensation Committee, amended its 2005 Compensation Program for Non-Employee Directors. The following table shows non-employee director compensation as set forth in the amended 2005 Compensation Program for Non-Employee Directors.

Annual Non-Executive Chairman retainer (through 2007 annual shareholder meeting)	$100,000	(1)
Annual equity award	$80,000	(2)
Annual Board retainer	$40,000	(3)
Annual Audit Committee Chair retainer	$10,000
Annual Executive Compensation Committee Chair retainer	$5,000
Annual Nominating/Corporate Governance Committee Chair retainer	$5,000
Payment per Board meeting attended	$2,000
Payment per committee meeting attended	$1,500
Payment per Board and committee meeting attended telephonically	$1,000

(1)	See “Other Arrangements for Don E. Ackerman” below.
(2)	Each non-employee director is entitled to receive an annual equity award. The targeted value of this award is $80,000 per year for each non-employee, 25% of which is valued and granted as of the first trading day of each calendar quarter (and in the case of awards of common stock, delivered to the non-employee director within 10 days after the award valuation date). The annual equity award will be paid in the form of shares of common stock, SSARs payable in common stock and/or restricted stock units on a quarterly basis, at each director’s election. All equity awards vest immediately. In the event a director fails to participate in at least 75% of all Board and Committee meetings in a calendar year (with respect to those Committees on which he or she serves) that director will not receive the next following quarterly equity award. Mr. Dasburg, who retired from the Board on January 30, 2007 did not participate in at least 75% of all Board and Committee meetings for 2006 with respect to those committees on which he served and did not receive an equity award for the first quarter of 2007.
(3)	Paid on a quarterly basis in the form of cash or shares of common stock, SSARs payable in common stock and/or restricted stock units, at each director’s election.

Non-employee directors may receive, in lieu of cash, their annual Board retainer, Committee Chair retainer, Board meeting payments and Committee meeting payments in the equivalent value of common stock, restricted stock units and/or SSARs payable in common stock (“SSARs”, and, together with common stock and restricted stock units, “Stock Payment”), in any combination thereof. The term for the exercise of SSARs will be ten years unless otherwise terminated as provided in the grant agreement governing the SSARs. If a director elects a Stock Payment in lieu of cash for his or her Board retainer or Committee Chair retainer, such Stock Payment will be valued and granted as of the first trading day of each calendar quarter (and in the case of awards of common stock, delivered within 10 days after the award valuation date). If a director elects a Stock Payment in lieu of a Board meeting payment or a Committee meeting payment, the Stock Payment to be made in lieu of cash for such a meeting will be valued and granted as of the date of the meeting for which the meeting or Committee payment is due (or as of the next trading day, if the meeting date is not a trading day), and in the case of awards of common stock, delivered within 10 days after the award valuation date. All Stock Payments shall vest immediately.

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors, as of December 31, 2006, for services rendered to us during the last fiscal year.

2006 Director Compensation

Name	Fees Earned or Paid in Cash (2) ($)	Stock Awards (3)(4) ($)	Option Awards (3)(5) ($)	Total ($)
Don Ackerman	153,000	80,000	5,790	238,790
Charles E. Cobb, Jr.	61,000	80,000	15,381	156,381
John H. Dasburg (1)	62,000	—	82,385	143,385
Hilliard M. Eure, III	90,000	40,000	53,332	183,332
F. Philip Handy	72,000	80,000	13,332	165,332
Lawrence L. Landry	80,000	60,000	33,332	173,332
Thomas F. McWilliams	62,000	80,000	11,988	153,988
Kathleen M. Shanahan	83,500	—	88,434	171,934
Stewart Turley	67,000	80,000	13,332	160,332

(1)	John H. Dasburg retired on January 30, 2007.
(2)	Each director can elect to receive earned fees in the form of cash, shares of common stock, SSARs or restricted stock units. Messrs. Ackerman and McWilliams received their earned fees entirely in common stock. Messrs. Cobb and Handy received their earned fees entirely in restricted stock units. Ms. Shanahan received her earned fees entirely in SSARs. Messrs. Dasburg, Eure, Landry, and Turley received their earned fees entirely in cash.
(3)	These columns represent the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock-based awards granted to each of the directors, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we used in calculating these values, refer to notes 1 and 18 of WCI’s audited financial statements in the Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by the directors. Stock payments elected by a director are included in “Fees Earned or Paid in Cash” and are not reflected in this column.
(4)	The calculated amounts under this column represent the full grant date fair value calculated in accordance with SFAS 123R and reflect the expenses recognized during 2006 in accordance with SFAS 123R.
(5)	The grant date fair value of the option awards made during 2006 for directors is as follows: Mr. Cobb: $428,630; Mr. Dasburg: $80,000; Mr. Eure: $40,000; Mr. Landry: $20,000; and Ms. Shanahan: $80,000.

The following table provides a summary of the outstanding stock options, SSARs, and restricted stock units held by each of our non-employee directors, as of December 31 2006.

Name	Stock Options (2)	SSARs (2)	Restricted Stock Units (3)
Don Ackerman	2,039	—	—
Charles E. Cobb, Jr.	81,816	—	6,574
John H. Dasburg (1)	1,434	8,419	—
Hilliard M. Eure, III	10,209	4,210	—
F. Philip Handy	6,125	—	6,960
Lawrence L. Landry	27,444	2,106	2,707
Thomas F. McWilliams	4,063	—	—
Kathleen M. Shanahan	1,591	17,637	—
Stewart Turley	27,444	—	3,609

(1)	John H. Dasburg retired on January 30, 2007.
(2)	Mr. Ackerman has 1,247 vested and 792 unvested stock options. Mr. Cobb has 1,173 vested and 80,643 unvested stock options. Mr. Dasburg has 9,659 vested and 194 unvested stock options and SSARs. Mr. Eure has 13,228 vested and 1,191 unvested stock options and SSARs. Mr. Handy has 4,934 vested and 1,191 unvested stock options and SSARs. Mr. Landry has 28,359 vested and 1,191 unvested stock options and SSARs. Mr. McWilliams has 2,993 vested and 1,070 unvested stock options. Ms. Shanahan has 18,466 vested and 762 unvested stock options and SSARs. Mr. Turley has 26,253 vested and 1,191 unvested stock options.
(3)	Restricted stock units vest immediately and will be converted into the same number of shares of our common stock on future dates as previously elected by the director.

Director Mandatory Stock Ownership Requirement

The Board has adopted mandatory stock ownership guidelines that require all non-employee directors of WCI to own on December 31, 2010, and on each December 31st thereafter, WCI common stock in an amount equal to the lesser of: (a) the value of five times the annual board retainer (i.e., $200,000); or (b) a fixed number shares of WCI common stock determined by multiplying the annual board retainer by five and then dividing that dollar amount by the then fair market value of one share of WCI common stock on December 31st of that year. It is expected that each non-employee director will progress to this level of stock ownership at the rate of one-times the annual board retainer for each year of board service beginning on and after January 1, 2006.

Any non-employee director elected to the Board after October 3, 2005 will have five years from the date of such election within which to meet the stock ownership requirement as specified in the preceding paragraph.

No later than December 31, 2010, and annually thereafter, each non-employee director will provide a statement acknowledging compliance with such stock ownership requirement. Any non-employee director elected to the board after October 3, 2005 will not be required to provide the first such compliance statement to WCI until December 31st of the fifth year after his or her election to the board, after which such non-employee director will provide a statement each year.

Other Arrangements for Don E. Ackerman

Until July 24, 2005, Mr. Ackerman had a consulting agreement with WCI pursuant to which he provided advice on major financial and strategic business planning to WCI. Under the agreement, Mr. Ackerman was paid an annual retainer of $660,000. Up through and including July 24, 2008, Mr. Ackerman may not compete with WCI and may not solicit any of WCI’s employees that were employed after July 24, 1995 to accept employment with him or any other person.

On November 9, 2005, the Executive Compensation Committee of the Board of Directors of WCI approved an annual retainer (the “Annual Retainer”) to be paid to Mr. Ackerman as non-executive Chairman of the Board. As non-executive Chairman of the Board, Mr. Ackerman receives an annual retainer of $100,000 in addition to his regular annual director retainer of $40,000. In 2006, Mr. Ackerman was paid the Annual Retainer in four quarterly installments of $25,000 and received this Annual Retainer, in lieu of cash and at his election, in the form of shares of WCI common stock. Mr. Ackerman has stated that he does not plan to stand for re-election as Chairman of the Board following the 2007 Annual Meeting.

Other Arrangements for Charles E. Cobb, Jr.

In connection with Mr. Cobb’s election as Vice Chairman of the Board on December 13, 2006, Mr. Cobb entered into an agreement with WCI. Under the agreement, Mr. Cobb continues to receive his regular board compensation. He will also be receiving special compensation in the form of stock options and an incremental chairmanship fee. Mr. Cobb received an option to purchase 80,000 shares of common stock of WCI. The options expire June 13, 2010, and the options vest as to 50% (40,000) of the shares on the first anniversary of the grant date and 50% (40,000) of the shares on the second anniversary of the grant date, subject to circumstances that permit unvested options to vest in full: (1) upon a “change in control” (as defined in the Amended and Restated 1998 Non-Employee Director Stock Incentive Plan), (2) on the date of the annual meeting of shareholders in 2007, if Mr. Cobb is not re-elected to the Board at that meeting, (3) on the date of the Board meeting held on the date of the annual meeting of shareholders in 2007, if WCI does not elect Mr. Cobb to the position of Chairman on or before that date, (4) on the date of the annual meeting of shareholders in 2008, if Mr. Cobb is not re-elected to the Board at that meeting or (5) on the date, if any, that WCI removes Mr. Cobb without cause (as defined in his option agreement) from the position of Vice Chairman (other than the transition from Vice Chairman to Chairman) or, once elected, from the position of Chairman. The special compensation under the agreement also includes an incremental chairmanship fee providing that, if Mr. Cobb serves as Chairman after December 15,

2008, WCI will pay him $200,000 per year (payable quarterly in advance, beginning on January 1, 2009), in addition to the other retainers and fees payable to him under the WCI 2005 Compensation Program for Non-Employee Directors. The incremental chairmanship fee would be payable, at his election, in the form of cash, common stock or other equity-based awards.

*  *  *  *  *

SECURITY OWNERSHIP OF MANAGEMENT

(as of March 30, 2007)

Name and beneficial ownership of all directors, nominees for directors, named executive officers and all directors and executive officers as a group	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Don E. Ackerman (1)	3,101,374	7.4%
Jerry L. Starkey (2)	933,747	2.2%
James P. Dietz (3)	308,596	*
David L. Fry (4)	163,271	*
Charles E. Cobb, Jr. (5)	130,575	*
Christopher J. Hanlon (6)	110,788	*
Albert F. Moscato, Jr. (7)	74,877	*
Lawrence L. Landry (8)	49,009	*
F. Philip Handy (9)	47,833	*
Stewart Turley (10)	37,305	*
Kathleen M. Shanahan (11)	25,937	*
Hilliard M. Eure, III (12)	22,586	*
Thomas F. McWilliams (13)	13,031	*
James F. McDonald	1,072	*
All directors and executive officers as a group (18 persons)	5,174,588	12.3%

*	Represents beneficial ownership of less than 1%.
(1)	The Don E. Ackerman Trust dated 12/14/1996, of which Mr. Ackerman is Trustee and the beneficiary, beneficially owns 3,075,626 shares. Mr. Ackerman has 1,643 vested stock options. In addition 24,105 shares of WCI common stock are owned by Chandelle Ventures, Inc., of which Mr. Ackerman is the president and primary shareholder. Mr. Ackerman has pledged 500,000 shares to secured outstanding indebtedness.
(2)	Mr. Starkey beneficially owns 122,039 shares of WCI common stock and has 810,908 vested stock options. In addition, Mr. Starkey’s wife owns 800 shares of WCI Common Stock.
(3)	Mr. Dietz beneficially owns 70,000 shares of WCI common stock and has 238,596 vested stock options.
(4)	Mr. Fry beneficially owns 16,322 shares of WCI common stock and has 146,949 vested stock options.
(5)	Mr. Cobb beneficially owns 115,000 shares of WCI common stock, 9,080 restricted stock units and 1,495 vested stock options. In addition, 5,000 shares of WCI common stock are held by the Cobb Family 22nd Century Fund 1, a trust for the descendants of Mr. Cobb. Mr. Cobb is the Trustee and the Settlor of the Trust. Mr. Cobb disclaims any beneficial interest in these shares. Mr. Cobb has been granted 9.080 restricted stock units for which Mr. Cobb has no voting or dispositive power, and for which he will not receive any economic benefit until cessation of service as a director of WCI.
(6)	Mr. Hanlon beneficially owns 36,400 shares of WCI common stock and has 74,388 vested stock options.
(7)	Mr. Moscato beneficially owns 24,601 shares of WCI common stock and has 50,276 vested stock options.
(8)	Mr. Landry beneficially owns 15,700 shares of WCI common stock, 27,444 vested stock options, and 2,106 stock appreciation rights. In addition, Mr. Landry has been granted 2,707 restricted stock units for which Mr. Landry has no voting or dispositive power, and for which he will receive no economic benefit until January 1, 2008 and 1,052 restricted stock units for which Mr. Landry has no voting or dispositive power, and for which he will receive no economic benefit until January 1, 2009. Mr. Landry has pledged 7,800 shares to secured outstanding indebtedness.
(9)	Mr. Handy beneficially owns 33,748 shares of WCI common stock, 6,125 vested stock options. Mr. Handy also has been granted 6,960 restricted stock units for which Mr. Handy has no voting or dispositive power, and for which he will receive no economic benefit until cessation of service as a director of WCI. In addition, 1,000 shares of WCI common stock are held by the Handy Family Partnership, of which Mr. Handy is the president and sole shareholder of the general partner of the Handy Family Partnership. Mr. Handy has pledged 29,319 shares to secured outstanding indebtedness.
(10)	Mr. Turley beneficially owns 5,200 shares of WCI common stock and 27,444 vested stock options. In addition, Mr. Turley has been granted 4,661 restricted stock units for which Mr. Turley has no voting or dispositive power, and for which he will receive no economic benefit until cessation of service as a director of WCI.
(11)	Ms. Shanahan beneficially owns 6,709 shares of WCI common stock, 1,591 vested stock options and 17,637 stock appreciation rights.
(12)	Mr. Eure beneficially owns 5,700 shares of WCI common stock, 10,209 vested stock options and 6,677 stock appreciation rights.
(13)	Mr. McWilliams beneficially owns 8,968 shares of WCI common stock and 4,063 vested stock options.

COMPENSATION OF EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers, each of whom served in such capacities at December 31, 2006, collectively known as our named executive officers, for services rendered to us during the last year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($) (3)
Jerry L. Starkey President and Chief Executive Officer	2006	1,200,000	—	1,296,136	24,239	2,520,375
James P. Dietz Executive Vice President and Chief Financial Officer	2006	575,000	—	386,988	22,367	984,355
Christopher J. Hanlon Chief Operating Officer and Senior Vice President (Tower Homebuilding)	2006	550,000	—	310,735	22,310	883,045
David L. Fry Chief Operating Officer and Senior Vice President (Traditional Homebuilding & Real Estate Services)	2006	550,000	200,000	264,575	27,234	1,041,809
Albert F. Moscato, Jr. Senior Vice President (Business Development)	2006	375,000	—	146,926	20,923	542,849

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of SSARs granted to each of the named executive officers, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we used in calculating these values, refer to notes 1 and 18 of the WCI audited financial statements in the Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC. See the Grants of Plan-Based Awards table for information on SSARs granted in 2006. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.
(2)	“All Other Compensation” consists of the following:

Name	Perquisites and Other Personal Benefits ($)		Insurance Premiums and Other Benefits ($)		Company Contributions to 401(k) Plans ($)	Total ($)
Jerry L. Starkey	16,080	(a)	1,559		6,600	24,239
James P. Dietz	14,400	(b)	1,367		6,600	22,367
Christopher J. Hanlon	14,400	(b)	1,310		6,600	22,310
David L. Fry	14,400	(b)	6,234	(c)	6,600	27,234
Albert F. Moscato, Jr.	14,400	(b)	1,836		4,687	20,923

(a)	Includes the value of the executive’s personal use of a corporate automobile.
(b)	Includes an annual automobile allowance.
(c)	Includes the value of an annual physical examination, at a cost of up to $7,500.
(3)	We determined that it was not probable that the performance targets with respect to performance shares granted in 2005 and 2006 would be met. As a result, we reversed all previously accrued compensation expenses associated with these performance share grants. The negative compensation expense associated with this reversal is not reflected in the Summary Compensation Table.

2006 GRANTS OF PLAN-BASED AWARDS

The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table.

Name and Type of Compensation	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise of Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jerry L. Starkey
Short-term non-equity incentive compensation	January 30, 2006	594,000	3,600,000	7,200,000
Long-term equity incentive compensation	January 30, 2006				8,000	53,333	53,333			1,463,991
SSAR grants	January 30, 2006							150,400	27.51	1,889,024
James P. Dietz
Short-term non-equity incentive compensation	January 30, 2006	189,750	1,150,000	2,300,000
Long-term equity incentive compensation	January 30, 2006				2,100	14,000	14,000			384,300
SSAR grants	January 30, 2006							34,000	27.51	427,040
Christopher J. Hanlon
Short-term non-equity incentive compensation	January 30, 2006	121,000	1,100,000	2,200,000
Long-term equity incentive compensation	January 30, 2006				1,650	11,000	11,000			301,950
SSAR grants	January 30, 2006							27,000	27.51	339,120
David L. Fry
Short-term non-equity incentive compensation	January 30, 2006	121,000	1,100,000	2,200,000
Long-term equity incentive compensation	January 30, 2006				1,388	9,250	9,250			253,913
SSAR grants	January 30, 2006							22,500	27.51	282,600
Albert F. Moscato, Jr.
Short-term non-equity incentive compensation	January 30, 2006	246,500	375,000	750,000
Long-term equity incentive compensation	January 30, 2006				750	5,000	5,000			137,250
SSAR grants	January 30, 2006							12,500	27.51	157,000

(1)	This column represents the number of stock-settled appreciation rights (SSARs) granted in 2006 to the named executive officers. These SSARs vest and become exercisable in the following percentages and time periods: 50% after two years, 75% after three years and 100% after four years.
(2)	The exercise price of the SSAR awards is determined by averaging the opening and closing prices of our common stock on the grant date.
(3)	This column shows the full grant date value of stock and option awards calculated in accordance with SFAS 123R that were granted in 2006. Generally, the full grant date fair value is the amount that the company would expense in its financial statements over the award’s vesting schedule. See Note 1 to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2006

The following table provides information regarding outstanding awards made to our named executive officers as of our most recent fiscal year end.

	Option Awards				Stock Awards
Name and Type of Award	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Grant Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2) ($)
Jerry L. Starkey
Option Grant	168,230		6.01	12/4/2008
Option Grant	71,704		6.01	6/30/2010
Option Grant	143,408		10.46	1/1/2011
Option Grant	143,408		16.04	1/1/2012
Option Grant	107,556	35,852	9.08	2/21/2013
Option Grant	62,500	62,500	21.86	2/5/2014
Option Grant		94,000	33.97	2/16/2015
SSAR Grant		150,400	27.51	1/30/2016
Performance Share Grant				12/31/07	5,000	95,900
Performance Share Grant				12/31/08	8,000	153,440
James P. Dietz
Option Grant	26,859		6.01	12/4/2008
Option Grant	7,788		6.01	10/11/2009
Option Grant	27,250		6.01	6/30/2010
Option Grant	34,418		10.46	1/1/2011
Option Grant	45,890		16.04	1/1/2012
Option Grant	34,418	11,473	9.08	2/21/2013
Option Grant	25,000	25,000	21.86	2/5/2014
Option Grant		26,000	33.97	2/16/2015
SSAR Grant		34,000	27.51	1/30/2016
Performance Share Grant				12/31/07	1,500	28,770
Performance Share Grant				12/31/08	2,100	40,278
Christopher J. Hanlon
Option Grant	9,878		16.04	1/1/2012
Option Grant	16,132	5,378	9.08	2/21/2013
Option Grant	20,000	20,000	21.86	2/5/2014
Option Grant		26,000	33.97	2/16/2015
SSAR Grant		27,000	27.51	1/30/2016
Performance Share Grant				12/31/07	1,500	28,770
Performance Share Grant				12/31/08	1,650	31,647
David L. Fry
Option Grant	12,695		6.01	6/30/2010
Option Grant	34,418		10.46	1/1/2011
Option Grant	45,890		16.04	1/1/2012
Option Grant	11,473	11,473	9.08	2/21/2013
Option Grant	15,000	15,000	21.86	2/5/2014
Option Grant		17,000	33.97	2/16/2015
SSAR Grant		22,500	27.51	1/30/2016
Performance Share Grant				12/31/07	975	18,700
Performance Share Grant				12/31/08	1,388	26,622
Albert F. Moscato, Jr.
Option Grant	11,473		10.46	1/1/2011
Option Grant	11,198		16.04	1/1/2012
Option Grant	4,302	4,303	9.08	2/21/2013
Option Grant	9,000	9,000	21.86	2/5/2014
Option Grant		11,000	33.97	2/16/2015
SSAR Grant		12,500	27.51	1/30/2016
Performance Share Grant				12/31/07	750	14,385
Performance Share Grant				12/31/08	750	14,385

(1)	The vesting schedule of each option is listed in the table below by expiration date:

Grant Expiration Date	Vesting Schedule
12/04/2008	20% each year for five years
10/11/2009	20% each year for five years
06/30/2010	20% each year for five years
01/01/2011	20% each year for five years
01/01/2012	50% after two years; 75% after three years; 100% after four years
02/21/2013	50% after two years; 75% after three years; 100% after four years
02/05/2014	50% after two years; 75% after three years; 100% after four years
02/16/2015	50% after two years; 75% after three years; 100% after four years
01/30/2016	50% after two years; 75% after three years; 100% after four years
12/31/2007 (Performance Share Grant)	Vests upon satisfaction of performance conditions three years from grant date
12/31/2008 (Performance Share Grant)	Vests upon satisfaction of performance conditions three years from grant date

(2)	Market value based upon closing price of our common stock on December 29, 2006.

OPTION EXERCISES AND STOCK VESTED DURING 2006

The following table provides information regarding the amounts received by our named executive officers upon exercise of options during our fiscal year ended December 31, 2006.

	Option Awards
Name and Title	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Jerry L. Starkey	50,000	998,250
James P. Dietz	22,775	431,242
Christopher J. Hanlon	10,481	110,129
David L. Fry	16,222	166,600
Albert F. Moscato, Jr.	12,001	138,372

(1)	Amounts reflect the difference between the exercise price of the option and the market price at the time of the exercise.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The following table describes the potential maximum payments and benefits to which the named executive officers would be entitled upon termination of employment if a termination were assumed to have occurred as of December 31, 2006.

Name	Salary Continuation Payments ($)	Continuation of Medical Benefits ($)	Acceleration of Equity Awards (1) ($)	Use of Company- Provided Automobile ($)	Accrued Vacation ($)	Total Termination Benefits ($)
Jerry L. Starkey (2)
Voluntary retirement or termination for cause	—	—	—	—	26,923	26,923
Termination without Cause	6,000,000	18,118	—	3,944	26,923	6,048,985
Involuntary or good reason termination after a change in control	6,000,000	18,118	5,127,019	3,944	26,923	11,176,004
James P. Dietz (3)
Voluntary retirement	—	—	—	—	15,384	15,384
Involuntary termination	—	—	—	—	15,384	15,384
Involuntary or good reason termination after a change in control	1,725,000	—	1,393,593	—	15,384	3,133,977
Christopher J. Hanlon (4)
Voluntary retirement	—	—	—	—	—	—
Involuntary termination	—	—	—	—	—	—
Involuntary or good reason termination after a change in control	825,000	—	1,215,472	—	—	2,040,472
David L. Fry (4)
Voluntary retirement	—	—	—	—	—	—
Involuntary termination	—	—	—	—	—	—
Involuntary or good reason termination after a change in control	825,000	—	907,597	—	—	1,732,597
Albert F. Moscato, Jr. (5)
Voluntary retirement	—	—	—	—	—	—
Involuntary termination	—	—	—	—	—	—
Involuntary or good reason termination after a change in control	281,250	—	563,313	—	—	844,563

(1)	Amounts reflect the acceleration of any unamortized expense calculated in accordance with SFAS 123R relating to vesting of all unvested equity awards assuming a termination event as of December 31, 2006.
(2)	Mr. Starkey’s salary continuation payments and medical benefits would be paid on a monthly basis for a period of 24 months. For specific details of his Severance Agreement, refer to pages 13 and 14 of this Exhibit (e)(1).
(3)	Mr. Dietz’s salary continuation payments would be comprised of 12 monthly payments of his annual salary and an additional 24 monthly payments of salary under a non-compete clause. The amounts set forth in the column assume that Mr. Dietz signed a non-compete agreement. For specific details of his Severance Agreement, refer to pages 14 and 15 of this Exhibit (e)(1).
(4)	Mr. Fry’s and Mr. Hanlon’s salary continuation payments would be comprised of 6 monthly payments of prorated annual salary and an additional 12 monthly payments of salary under a non-compete clause, The amounts set forth in the column assume that Mr. Fry and Mr. Hanlon each signed a non-compete agreement. For specific details of each of their Severance Agreements, refer to pages 14 and 15 of this Exhibit (e)(1).
(5)	Mr. Moscato’s salary continuation payments would be comprised of 9 monthly payments of prorated annual salary. For specific details of his Severance Agreement, refer to pages 14 and 15 of this Exhibit (e)(1).

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TERMINATION AND SEVERANCE ARRANGEMENTS

Except as specifically described below on pages 14 and 15 of this Exhibit (e)(1) regarding the Chief Executive Officer’s Termination and Severance Agreement, all named executive officers and other executive officers who receive equity awards in the form of stock options, SSARs, restricted stock units or performance share units are subject to the same terms and conditions in the event of a termination or change in control as applicable to all WCI employees who receive these equity awards, pursuant to the terms of the applicable award agreements and the Company’s 2004 Stock Incentive Plan (the “Plan”). The consequences under the Plan and/or WCI’s equity award agreements in the event an employee’s employment is terminated or there is a change in control of WCI are described below.

Performance Stock Units and Restricted Stock Units

•	Termination of Employment for any reason prior to vesting: All unvested performance stock units and restricted stock units are cancelled, except as provided below.

•

Death while employed by the Company or in the event employment is terminated by the Company by reason of disability: A pro rata percentage of performance stock unit shares (or restricted stock unit shares, as applicable), that corresponds to the number of full months elapsed from the grant date to the date of employee’s death or disability termination date will be given to the employee or employee’s personal representative, no later than March 15 of the year following the year in which the death/disability termination occurs.

•	Change in Control: See “Change in Control Provisions Applicable to Equity Awards” below.

Stock Appreciation Rights

•

Death or Disability: In the event of an employee’s death while employed by WCI, or in the event an employee’s employment terminates by reason of disability (Death/Disability Termination), any vested stock appreciation rights (or portion thereof) not previously exercised may be exercised by the employee (or the personal representative) for the 12-month period after the date of Death/Disability Termination, but not later than the 10th anniversary of the applicable stock appreciation rights grant date. All stock appreciation rights not exercised prior to such date will terminate on such date.

•

Termination for “Cause”: In the event of the employee’s termination for “cause”, all unexercised stock appreciation rights will terminate as of the date of termination. (See definition of “cause” below.)

•

Termination for any reason other than death, disability or cause: In the event of termination for any reason other than death, disability or cause, all vested stock appreciation rights (or portion thereof) not previously exercised may be exercised by an employee during the one month period after the date of the employee’s termination, but not later than the 10th anniversary of the applicable stock appreciation right grant date. All stock appreciation rights not exercised prior to such date will terminate on such date.

•	Change in Control: See “Change in Control Provisions Applicable to Equity Awards” below.

Stock Options

•	Death or Disability: In the event of an employee’s death while employed by WCI or in the event an employee’s employment terminates by reason of disability (Death/Disability Termination), vested options not previously exercised to the extent vested may be exercised by the employee (or the employee’s personal representative) during the 12-month period after the date of Death/Disability Termination. All stock options not exercised prior to such date will terminate on such date.

•	Termination for “Cause”: In the event of an employee’s termination for cause, all unexercised stock options will terminate immediately. (See definition of “cause” below.)

•

Termination for any reason other than death, disability or cause: In the event of termination for any reason other than death, disability or cause, all vested stock options (or portion thereof) not previously exercised may be exercised by an employee during the 30 day period following the date of termination and any stock option (or portion thereof) not exercised prior to or during such 30 day period will terminate.

•	Change in Control: See “Change in Control Provisions Applicable to Equity Awards” below.

Change in Control Provisions Applicable to Equity Awards

In the event of a Change in Control (as defined below), the Company may, but is not obligated to: (1) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an award under the Plan; (2) pay cash in exchange for the cancellation of such award; (3) require the issuance of substitute benefits to substantially preserve the benefit of such award; or (4) provide that for a period of at least 30 days prior to the Change in Control, such award will be exercisable as to all shares subject thereto and that upon the occurrence of the Change in Control, such award will terminate. The Plan and/or the underlying equity award agreements for employees also provide for “double trigger” vesting acceleration protection in the event that an employee’s employment is terminated without “cause” or the employee resigns for “good reason” within one year following a Change in Control of WCI. Additionally, any stock options or stock appreciation rights that remain outstanding following an employee’s termination without “cause” or for “good reason” within one year following a Change in Control will remain exercisable for the duration of the term of the stock option or stock appreciation right. An employee has “good reason” to terminate after a change in control if there is a material reduction in the employee’s annual base salary or there is any material adverse change in employee’s duties, title or responsibilities.

•	The Plan defines “Change in Control” to include the following:

•	A person or entity becomes the owner of 35% or more of the combined voting power of WCI’s securities;

•

The persons who were directors as of the date in 2004 on which the Board approved the plan (together with new directors who are approved by at least two-thirds of the incumbent directors) cease to constitute at least a majority of the Board;

•

A reorganization, recapitalization, merger or consolidation, unless securities representing more than 50% of the combined voting power of the surviving entity is held by persons who were beneficial owners immediately prior to the transaction in substantially the same proportions; and

•	A sale, transfer or other disposition of all or substantially all of the assets of the Company.

The change in control provisions in the severance agreements for the Chief Executive Officer and other named executive officers are defined in the individual severance agreements. (See “Severance Agreements” below.)

Termination by the Company for “Cause”

Termination by the Company for “cause” generally includes:

•

An employee’s willful and continued failure to perform his or her duties with respect to WCI that continues beyond 10 days after a written demand for substantial performance is delivered to the employee by WCI (applicable to performance stock units, restricted stock units and stock options);

•	Misconduct by an employee involving dishonesty or breach of trust in connection with the employee’s employment (applicable to performance stock units, restricted stock units and stock options);

•	Misconduct by an employee involving dishonesty or breach of a fiduciary duty in connection with the employee’s service as an officer (applicable to SSARs only);

•

Misconduct by an employee that would be a reasonable basis for an indictment of the employee for a felony or a misdemeanor involving moral turpitude (applicable to performance stock units, restricted stock units, stock options and SSARs); or

•	Misconduct by an employee that results in a demonstrable injury to WCI (applicable to performance stock units, restricted stock units, stock options and SSARs).

Benefits Upon Retirement or Termination

Except for benefits granted to the Chief Executive Officer as outlined in his severance agreement described below, upon the termination of employment of a named executive officer, whether voluntary or involuntary, or upon the retirement or death of a named executive officer, WCI does not provide any health care continuation benefits (except COBRA which is granted to all employees), outplacement services, financial planning services or other benefits.

Severance Agreements

The Company has no employment agreements with any named executive officer but has entered into severance agreements with the named executive officers as described below.

Mr. Starkey. Mr. Starkey and WCI entered into an Executive Termination and Severance Agreement dated July 28, 2005 and effective as of March 16, 2005. The following is a description of the material terms and conditions of the severance agreement:

Termination by WCI Without Cause or by Mr. Starkey for Good Reason. If Mr. Starkey’s employment with WCI is terminated by WCI for reasons other than “cause” (as defined in the severance agreement) or is voluntarily terminated by Mr. Starkey for “good reason” (as defined in the severance agreement), then Mr. Starkey shall receive from WCI:

•

severance benefits, representing: (1) monthly payments for a period of 24 months after the date of termination of employment, equal to 1/12th of the average of Mr. Starkey’s annual base salary and annual bonuses (including amounts received under any incentive plans, whether deferred or not) during the two most recent fiscal years prior to the date of termination of employment (subject to a maximum annual severance payment of $3.0 million), less any payroll deductions, taxes and withholding, as may be necessary pursuant to law; (2) payments for a period of 24 months, for any and all health and dental benefits under which Mr. Starkey and/or his family is eligible to receive as of the date of termination of employment; (3) payment for the automobile allowance Mr. Starkey is receiving as of the date of termination of employment for a period of three months; and (4) immediate vesting of all unvested shares of restricted stock units and restricted stock received by Mr. Starkey pursuant to any annual bonus incentive plan of WCI; provided, however, should Mr. Starkey become entitled to receive severance benefits within 12 months following a “change in control” (as defined in the severance agreement) of WCI, then, in addition to the vesting of all of Mr. Starkey’s unvested shares of restricted stock units and restricted stock, all of Mr. Starkey’s unvested stock options will also immediately vest; and

•

accrued benefits, representing payment for (1) any unpaid base salary; (2) any accrued but unpaid vacation and (3) all other amounts payable to Mr. Starkey under WCI’s employee benefit or compensation plans.

Termination by WCI for Cause or by Mr. Starkey without Good Reason, Death, Disability or Retirement. If Mr. Starkey’s employment with WCI is terminated by WCI for “cause” (as defined in the severance agreement), or if his employment with WCI ends due to death, “disability” (as defined in the severance agreement), retirement on or after early or normal retirement age, or due to a voluntary termination of employment by Mr. Starkey without “good reason” (as defined in the severance agreement), then Mr. Starkey would only be entitled to the accrued benefits described above.

Non-Competition, Non-Solicitation and Confidentiality Covenants. Pursuant to the severance agreement entered into with Mr. Starkey, Mr. Starkey agreed that, for a period of two years following the termination of his employment with WCI without regard to the reason for such termination of employment, he would not seek employment nor engage in activities that would be competitive or involve business related solicitation. Mr. Starkey also agreed to be subject to a confidentiality and non-disclosure covenant. If Mr. Starkey fails to comply with the non-competition, non-solicitation and confidentiality and non-disclosure covenants, the severance benefits will terminate immediately.

A copy of Mr. Starkey’s Severance Agreement has been filed as an exhibit to WCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and can be found on our website, www.wcicommunities.com, at the “Investors” tab.

Other Named Executive Officers. WCI has also entered into Severance and Non-Solicitation Agreements with (1) Mr. Dietz (agreement dated May 14, 2002), (2) Mr. Fry (agreement dated May 7, 2002), (3) Mr. Hanlon (agreement dated January 30, 2007) and (4) Mr. Moscato (agreement dated March 26, 2007) which, except as otherwise noted below, are substantially the same. The following is a description of the material terms and conditions of these agreements:

Termination by WCI Without Cause or by the Executive for Good Reason following a Change in Control. If the executive’s employment with WCI is terminated by WCI for reasons other than “cause” (as defined in the severance and non-solicitation agreements) or is voluntarily terminated by the executive for “good reason” (as defined in the severance and non-solicitation agreements) within 12 months following a “change in control” (as defined in the severance and non-solicitation agreements) of WCI, then the executive will receive from WCI:

•

severance compensation consisting of monthly payments for a period of months (12 months under Mr. Dietz’s agreement, nine months under Mr. Moscato’s agreement and six months under each of both Mr. Fry’s and Mr. Hanlon’s agreements), beginning in the month after the month in which the termination of employment occurred, equal to 1/12th of executive’s annual base salary (without including any bonus amounts) in effect immediately prior to the “change in control” of WCI; and

•

non-compete compensation consisting of optional monthly payments for a period of months (24 months under Mr. Dietz’s agreement and 12 months under both Mr. Fry’s and Mr. Hanlon’s agreements), beginning in the month after the month in which the last monthly payment of severance compensation has been made, equal to 1/12th of executive’s annual base salary (without including bonus) in effect immediately prior to the “change in control” of WCI. The executive’s eligibility to receive the non-compete compensation is subject to executive’s execution of a non-compete addendum within 14 days after the date of termination. Mr. Moscato’s agreement does not provide for non-compete compensation.

Termination by the Executive by Reason of Death or Disability. If the executive’s employment with WCI is terminated by reason of death or disability, then the executive will not be entitled to receive any severance compensation or non-compete compensation.

General Release. The executive must execute a General Release pursuant to which the executive agrees not to file any actions against or seek relief from WCI as a condition to the payment of the severance compensation and the non-compete compensation.

Non-Competition, Non-Solicitation and Confidentiality Covenants. Pursuant to the severance agreements, the other named executive officers agreed that if they were terminated within 12 months following a “change in control” the executive must comply with: (1) a 12-month non-compete covenant (not applicable to Mr. Moscato), (2) a nine-month non-solicitation covenant (in the case of Mr. Fry and Mr. Hanlon) or 12-month non-solicitation covenant (in the case of Mr. Dietz and Mr. Moscato) and (3) a covenant not to disclose confidential information at any time. If the executive fails to comply with the non-competition, non-solicitation and confidentiality and non-disclosure covenants, as well as the provisions of the non-compete addendum (not applicable to Mr. Moscato), the severance compensation and non-compete compensation (if applicable) will terminate immediately.

A copy of the form of Mr. Dietz’s agreement and the form of other senior vice presidents’ Severance Agreements have been filed as an exhibit to WCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and a copy of the form of Mr. Hanlon’s agreement has been filed as an exhibit to WCI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The key terms of Mr. Moscato’s agreement were summarized on WCI’s Form 8-K filed on March 29, 2007. These Forms 10-K and Form 8-K can be found on our website, www.wcicommunities.com, at the “Investors” tab.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

2006 Related Person Transactions

Aircraft Lease. On January 10, 2005, WCI entered into a month-to-month aircraft lease agreement with N501EK, L.L.C. for the non-exclusive use of a 1978 Cessna aircraft. During the term of the lease, WCI paid a lease payment of $25,616.49 per month, including sales tax, and $800 per flight hour per month. Mr. Ackerman owns 37.5% of N501EK, L.L.C. The lease terminated on October 17, 2006, and WCI made payments in the aggregate of $404,501.54 under the lease agreement during 2006.

Walden Center Leases. Pursuant to lease agreements, dated March 1996 and August 2002, with Walden Center LP (formerly Walden Center LLC), WCI leases a total of 91,486 square feet of commercial office space from Walden Center LP for use as its headquarters. The term of the March 1996 lease for 62,210 square feet is 10 years with two five-year renewal options, and base rent under this lease is currently $26.97 per square foot including common area charges, which are adjusted annually based on the United States Consumer Price Index. The term of the August 2002 lease for 29,276 square feet is ten years, and base rent under this lease is currently $30.92 per square foot including common area charges, which are adjusted annually based on the United States Consumer Price Index. Chandelle Ventures, of which Mr. Ackerman is the Chairman, is the General Partner of Walden Center LP. Mr. Ackerman and his immediate family beneficially own 100% of Walden Center LP. For the year ended December 31, 2006, WCI made payments in the aggregate amount of $2,561,734 pursuant to the leases including common area charges.

Sun City Center Office Plaza, Inc. Leases. Pursuant to seven separate lease agreements between Sun City Center Office Plaza, Inc., or SCCOP, and each of WCI Communities, Inc. and its subsidiary First Fidelity Title Company, collectively referred to as the SCCOP Lessees, SCCOP leases to the SCCOP Lessees a total of 27,267 square feet of commercial office space in the Sun City Center Office Plaza. Mr. Ackerman, Mr. Starkey and Mr. Dietz beneficially own approximately 20%, 2.0%, and 0.5% of SCCOP, respectively.

WCI leases 9,458 square feet expiring October 2008; 2,268 square feet expiring August 2007; 3,558 square feet expiring December 2008; 2,988 square feet expiring August 2007; 6,524 square feet expiring December 2008; and 1,684 square feet expiring July 2009. A lease with respect to 787 square feet expired December 2006. For the year ended December 31, 2006, WCI made payments in the aggregate of $808,247 pursuant to the leases including common area charges.

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